

March 24, 2022

Ophir Sternberg
President and Chief Executive Officer
Lionheart Acquisition Corp. II
4218 NE 2nd Avenue
Miami, FL 33137

>   **Re: Lionheart Acquisition Corp. II**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed March 11, 2022**
>   **File No. 333-260969**

Dear Mr. Sternberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4 Filed March 11, 2022

Q: What happens to the funds deposited in the trust account...?, page xv

1.   Please revise, consistent with prior comment 2 and your disclosure on page 125, to acknowledge the amount of cash used to satisfy redemptions made in connection with the vote to approve an extension to consummate the transaction and the amount of cash remaining in the trust account.

Background of the Business Combination, page 189

2.   We note your amended disclosure in response to comment 8. Please disclose how many companies (or elements of companies) you relied upon in determining discount rates and terminal multiples, and to the extent all companies are not named, please revise to name

them. Also, please revise to disclose the quantitative ranges or thresholds for each company's size, growth outlook, capital requirements, profit margins, and other characteristics, as applicable.

3.   We note your amended disclosure in response to comment 9, including that "Brattle ... conclud[ed] that; (x) MSP's recovery strategy was sound, subject to timing variability based on defendant litigation strategy, (y) the recovery multiple assumptions were backed by applicable statutes, and (z) costs were contained under the contingency fee arrangement."   We also note that in recommending the transaction, the LCAP Board explicitly relied on "advisors [that] conducted due diligence examinations of MSP ... ." Please provide additional information on why the conclusions provided by Brattle do not amount to a report, opinion, or appraisal within the meaning of Item 1015(b) of Regulation M-A.

General

4.   We note your amended disclosure in response to comment 11 and we reissue it in part. Please revise your Summary and Risk Factor sections to highlight that the New Warrants are not typical of other similar business combination transactions.

You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven D. Pidgeon